UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-38431

iQIYI, Inc.

4/F, iQIYI Youth Center Yoolee Plaza,

No.21, North Road of Workers’ Stadium, Chaoyang District Beijing, 100027,

People’s Republic of China

Tel: +86 10 6267-7171

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Mr. Wenfeng Liu has resigned as the chief technology officer (CTO) of iQIYI, Inc. (the “Company”) due to personal reasons, effective immediately. Mr. Liu will continue to serve as president of the Company’s Infrastructure and Intelligent Content Distribution Group (IIG), focusing on advancing the Company’s technology infrastructures and the extensive application of AI for long-form video content. The Company has decided not to appoint a new CTO.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iQIYI, Inc.

By	:	/s/ Jun Wang
Name	:	Jun Wang
Title	:	Chief Financial Officer

Date: July 26, 2024

[Signature Page to Form 6-K]